December 29, 2010

FILED VIA EDGAR

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:         Neuberger Berman Alternative Funds; Post-Effective Amendment No. 6
-Neuberger Berman Global Allocation Fund
-Class A, Class C, and Institutional Class
-1933 Act File No. 333-122847
-1940 Act File No. 811-21715

Dear Mr. Hallock:

This letter responds to your comments, discussed in our telephone conversation on December 10, 2010 and December 13, 2010, regarding your review of Post-Effective Amendment No. 6 to the registration statement on Form N-1A for Neuberger Berman Alternative Funds (“Registrant”) on behalf of its series listed above (the “Fund”).  Pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 6 will become effective on December 29, 2010.

Prospectus

Comment 1: Under the heading “Fees and Expenses,” please add a page reference indicating where the sales charge information may be found in the prospectus and statement of additional information.

Response:  The Registrant has made the change.

Comment 2:  Please delete footnote 1 to the fee table.

Response:  The Registrant has considered the Staff’s comment but believes that footnote 1 properly appears in the fee table pursuant to instruction 2(a)(i) to Item 3 of Form N-1A, which states, in pertinent part: “A Fund may include in a footnote to the table, if applicable, a tabular presentation showing the amount of deferred sales charges (loads) over time or a narrative explanation of the sales charges (loads).” Footnote 1 serves to inform investors about when the contingent deferred sales charges on Class A or Class C shares would apply.

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
December 29, 2010

Comment 3:  Please delete “actual expenses may vary” from footnote 2 to the fee table.

Response:  The Registrant has made the change.

Comment 4:  Please include “Example” as a header under “Fees and Expenses.”

Response:  The Registrant has made the change.

Comment 5:  Please conform the text describing the expense example to the exact language used in Item 3 of Form N-1A.

Response:  No change was made in response to Comment 5.  The Registrant has considered the Staff’s comment but believes that the variation to the text describing the expense example is permissible pursuant to instruction 1(b) to Item 3 of Form N-1A, which states, in pertinent part: “A Fund may modify the narrative explanations if the explanation contains comparable information to that shown.”

Comment 6:  Please indicate whether there are target allocations among the different asset classes.  If so, please revise the principal investment strategies to disclose the target allocations.

Response:  The Registrant has confirmed that the Fund currently does not have target allocations among the different asset classes.

Comment 7:  Please indicate whether there are target ranges for the maturity or credit quality of debt securities held by the Fund or the market capitalization of equity securities held by the Fund.  If so, please revise the principal investment strategies to disclose these target ranges.

Response:  The Registrant has confirmed that the Fund currently does not have target ranges for the maturity or credit quality of debt securities held by the Fund or the market capitalization of equity securities held by the Fund.

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
December 29, 2010

Comment 8: If necessary, please reorganize the principal investment strategies to highlight the types of derivatives to be used by the Fund and elaborate further on how the Fund expects to use the derivatives highlighted in the principal investment strategies.

Response:  The Registrant has revised the principal investment strategies as follows:

The Portfolio Managers currently anticipate that the majority of the Fund’s investment exposure will be accomplished through the use of derivatives, with the balance of the Fund’s investment exposure from long and short positions in equity securities and ETFs. The Fund ~~There are~~ primarily uses three categories ~~in the OTC and futures markets that the Fund will utilize as part of its principal investment strategies~~of derivatives: (i) futures contracts based on indices, government bonds and currencies; (ii) foreign exchange forwards; and (iii) total return swaps on broad-based indices. ~~It is anticipated that the majority of the Fund’s exposure will arise out of its OTC and futures markets positions, with the balance of the exposure from long and short equity positions in the cash markets and ETFs.~~All of these derivatives may be used in an effort to: enhance returns;manage or adjust the risk profile of the Fund or the risk of individual positions; replace more traditional direct investments;obtain exposure to certain markets; establish net short positions for individual markets, currencies or securities; or adjust the duration of the portion of the Fund’s portfolio that is in fixed income securities (if any).

Comment 9: Please revise the principal investment strategies to indicate that the Fund will invest at least 40% of its assets in non-U.S. securities since the Fund includes “global” in its name.

Response:  The Registrant has revised the principal investment strategies as follows:

Under normal market conditions, the Fund will invest so that at least 40% of its investment exposure comes from non-U.S. securities and other instruments (unless market conditions are not deemed favorable by the Portfolio Managers, in which case the Fund would invest so that at least 30% of its investment exposure comes from non-U.S. securities and other instruments), which are securities or other instruments (i) of foreign government or quasi-governmental issuers or (ii) of non-governmental issuers (a) organized or located outside the U.S., (b) that primarily trade in a market located outside the U.S., or (c) that derive at least 50% of their revenue or profits from business outside the U.S. or have at least 50% of

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
December 29, 2010

their sales or assets outside the U.S.  For temporary defensive purposes, the Fund may deviate substantially from the allocation described above.

Comment 10: Please confirm that the section entitled “Principal Investment Risks” includes only and all the principal investment risks of the Fund.

Response:  The Registrant has added the following paragraph as the second paragraph of the section entitled “Principal Investment Risks” to address the risks of the Fund’s overall investment strategy:

The Fund’s investment program requires that the Portfolio Managers understand a variety of instruments traded in markets around the world, the relationships among those instruments and markets, and their relationship to broader political and economic events and trends.  A failure to properly understand those instruments or relationships, or to identify and take into account changes in their relationship, may result in losses to the Fund.

Comment 11:  Please confirm that the risk disclosure in the section entitled “Principal Investment Risks” describes the risks of derivatives in which the Fund will actually invest.

Response:  The Registrant believes that the risk disclosure in the section entitled “Principal Investment Risks” describes the principal risks of the derivatives in which the Fund plans to invest as part of its principal investment strategies.

Comment 12:  For “ETF Risk” in the section entitled “Principal Investment Risks,” please revise the prospectus to explain what “tracking error” means in plain English.

Response:  The Registrant has revised the principal investment strategies as follows:

ETFs are subject to ~~tracking error~~the risk that they may not replicate the performance of the index tracked by the ETF, if any, and may not be ~~unable~~permitted to sell poorly performing stocks that are included in ~~their~~the index.

Comment 13:  Under the heading “Performance,” please revise the disclosure to state: “The Fund is new and has no performance record to report.”

Response:  The Registrant has made the change.

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
December 29, 2010

Comment 14:  Under the heading “Buying and Selling Shares,” please consider deleting the sixth and seventh paragraphs in the section and please consider moving the last sentence to the first paragraph and revising that sentence to read: “You may purchase or sell shares of the Fund on any day the New York Stock Exchange is open.”

Response:  The Registrant has deleted the sixth and seventh paragraphs and revised the “Buying and Selling Shares” section by adding the following as the first paragraph:

You may purchase, sell or exchange shares of the Fund on any day the New York Stock Exchange is open, at the Fund’s net asset value per share determined after your order has been accepted, subject to any applicable sales charge.

Comment 15:  Under the heading “Tax Information,” please consider whether it is appropriate for the Fund to refer to “deemed” distributions of ordinary income or net capital gains and please delete the last sentence in this section.

Response:  The Registrant has made the change and revised the “Tax Information” section as follows:

Except for tax-advantaged retirement plans and accounts and other tax-exempt investors, you will be subject to tax to the extent the Fund makes ~~actual or deemed~~ distributions to you of ordinary income or net capital gains. ~~Eventual withdrawals from certain retirement plans and accounts generally are subject to tax.~~

Comment 16:  Under the heading “Payments to Investment Providers and Other Financial Intermediaries,” please consider whether it is appropriate to modify the disclosure from the form prescribed by Item 8 to Form N-1A by substituting salesperson for “employee” and “investment provider” in the last two sentences.

Response:  The Registrant has considered the Staff’s comment but believes that the variation to the text is permissible pursuant to the instructions to Item 8 of Form N-1A, which state, in pertinent part: “A Fund may modify the statement if the modified statement contains comparable information.”

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
December 29, 2010

Comment 17:  Please consider whether the section entitled “Share Price Calculations” under the heading “Share Prices” needs to address the pricing of derivative instruments.

Response:  The Registrant has revised the Section entitled “Share Price Calculations as follows:

When a market price, price from a pricing service or quotation is not available or the Fund believes a ~~reported market~~ price or quotation for a security or other instrument does not reflect the amount it would receive on a current sale of that security or other instrument, the Fund may substitute for the ~~market~~ price or quotation a fair value estimate made according to methods approved by the Board of Trustees. The Fund may also use these methods to value certain types of illiquid securities or other instruments.

Fair value pricing generally will be used if the exchange on which a portfolio security or other instrument is traded closes early or if trading in a particular security or other instrument was halted during the day and did not resume prior to the Fund’s net asset value calculation. The Fund may also use these methods to value securities or other instruments that trade in a foreign market, if significant events that appear likely to affect the value of those securities or other instruments occur between the time that the foreign market closes and the time the Exchange closes. Significant events may include (1) those impacting a single issuer, (2) governmental actions that affect securities or instruments in one sector or country, (3) natural disasters or armed conflicts affecting a country or region, or (4) significant domestic or foreign market fluctuations. The effect of using fair value pricing is that the Fund’s net asset value will be subject to the judgment of Neuberger Berman Management LLC, operating under procedures approved by the Board of Trustees, instead of being determined by market prices.

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
December 29, 2010

Statement of Additional Information

Comment 18:  For the fundamental policy on industry concentration, please explain the rationale for excluding the securities of other investment companies from the policy.

Response:  The Registrant’s fundamental policy on industry concentration states, in pertinent part:

The Fund may not purchase any security if, as a result, 25% or more of its total assets (taken at current value) would be invested in the securities of issuers having their principal business activities in the same industry. This limitation does not apply to…securities of other investment companies…as may be excluded for this purpose under the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief.

The Registrant believes that the policy is consistent with staff positions set forth in Guide 19 to old Form N-1A.  Guide 19 stated that a fund was permitted to “select its own industry classifications” as long as such classifications were “reasonable” and not “so broad that the primary economic characteristics of the companies in a single class are materially different.”  The Registrant believes that excluding securities of other investment companies from the policy is reasonable since an investment in another investment company is an indirect investment in the underlying securities held by the investment company so that the “economic characteristics” of the investment are not those of the investment company but those of the underlying securities held by the investment company.  The Registrant notes that certain series of the following other registrants have a similar policy: Fundvantage Trust, Franklin Investors Securities Trust and Scout Funds.

In addition, as explained in the SAI under the section entitled “Investment Information – Additional Investment Information – Other Investment Company Securities,” the Fund currently intends to count the underlying assets of the investment companies in which the Fund will invest for purposes of determining the percentage of the Fund’s total assets that are invested in the securities of issuers having their principal business activities in the same industry.

Comment 19:  In the tables that provide information about the trustees in the section entitled “Information about the Board of Trustees,” please explain the rationale for providing information for more than the past five years about the Trustees.

Response:  The Registrant believes that the additional information about the Trustees is permissible pursuant to General Instruction C(3)(b) to Form N-1A, which states, in pertinent

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
December 29, 2010

part: “A Fund may include…information in the prospectus or the SAI that is not otherwise required.” The Registrant believes this information describes qualifications or experience relevant to their service as Trustees.

Comment 20:  Please confirm that the disclosure about the Board of Trustees complies with Form N-1A Item 17(b)(1) (relating to the leadership structure of the Board and the extent of the Board’s role in the risk oversight of the Fund) and Item 17(b)(10) (relating to the experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of the Fund).

Response:  The Registrant believes that the disclosure about the Board of Trustees complies with Item 17(b)(1) and Item 17(b)(10) of Form N-1A.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473 or Lori L. Schneider at (202) 778-9305.  Thank you for your attention to this matter.

                             Sincerely,

                             /s/ Franklin H. Na